December 12, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Justin Dobbie
Legal Branch Chief

Re:    Triumph Group, Inc. (the “Company”) -
Registration Statement on Form S-4
(File No. 333-221541)
Ladies and Gentlemen:
We respectfully request that the Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, and pursuant to Rule 461(a) promulgated thereunder, enter an appropriate order declaring the above-captioned Registration Statement on Form S-4 effective as of 4:00 p.m., December 14, 2017, or as soon thereafter as practicable.
Please direct any questions regarding the Registration Statement or this request to Gerald J. Guarcini of Ballard Spahr LLP at (215) 864-8625.
Sincerely,

/s/ James F. McCabe, Jr.
James F. McCabe, Jr.
Senior Vice President and Chief Financial Officer

899 Cassatt Road, Suite 210 Ç Berwyn, PA 19312 Ç Tel: (610) 251-1000 Ç Fax: 610-251-1555 Ç www.triumphgroup.com